UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YAHOO! INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $.001 per share

(Title of Class of Securities)

984332106

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,000,000,000	$347,700

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $3,000,000,000 in aggregate of up to 81,081,081 shares of common stock of Yahoo! Inc. at the minimum price of $37.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Yahoo! Inc., a Delaware corporation (“Yahoo” or the “Company”), to purchase up to $3,000,000,000 of shares of its common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders (“Auction Tenders”) at prices equal to (A) the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)), multiplied by (B) multiples specified by tendering stockholders not greater than 0.420 nor less than 0.370 (the “Permitted Range”), provided that in no event will the Purchase Price (as defined below) be less than $37.00 per Share, or (ii) purchase price tenders (“Purchase Price Tenders”) pursuant to which stockholders indicate they are willing to sell their Shares to the Company at the Purchase Price determined in the Offer (as defined below), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Promptly after the Expiration Date, Yahoo will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be less than $37.00 per Share, that it will pay for Shares properly tendered and not properly withdrawn in the Offer, by determining the lowest multiple, within the Permitted Range, at which Shares have been tendered or have been deemed to have been tendered in the Offer (the “Final Multiple”), that when multiplied by the Alibaba VWAP, which will not be less than $100.00 for such purpose, will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $3,000,000,000. Shares properly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a multiple of 0.370 (which is the lowest multiple within the Permitted Range) for purposes of determining the Purchase Price pursuant to the Offer. Shares properly tendered pursuant to an Auction Tender will only be eligible for purchase if the price determined by multiplying the Alibaba VWAP by the multiple specified in respect of such tendered Shares is equal to or less than the Purchase Price.

Assuming that the conditions to the Offer are satisfied or waived, at the minimum Purchase Price of $37.00 per Share, the maximum number of Shares we will purchase is 81,081,081 if the Offer is fully subscribed and we do not increase the amount of Shares sought in the Offer, which would represent approximately 8.5% of our issued and outstanding shares as of May 12, 2017.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.    Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the issuer is Yahoo! Inc. The address and telephone number of the issuer’s principal executive offices are: 701 First Avenue, Sunnyvale, California 94089, (408) 349-3300. Following the closing of the Sale Transaction (as defined in the Offer to Purchase), the Company will continue to be a Delaware corporation publicly traded on the NASDAQ Global Select Market, but will be renamed “Altaba Inc.” and trade under the ticker symbol “AABA.”

(b) The subject securities are Yahoo’s common stock, par value $0.001 per Share. As of May 12, 2017, there were 958,555,174 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3.    Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Yahoo! Inc., the issuer of the Shares. The address and telephone number of Yahoo are set forth under Item 2(a) above. The names of the directors and executive officers of Yahoo are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Yahoo are c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089, (408) 349-3300.

Item 4.    Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Recent Developments Relating to the Company; Plans for the Company; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Yahoo are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Yahoo’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Recent Developments Relating to the Company; Plans for the Company; Certain Effects of the Offer.”

(b) Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Recent Developments Relating to the Company; Plans for the Company; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 2 — Purpose of the Offer; Recent Developments Relating to the Company; Plans for the Company; Certain Effects of the Offer,” “Section 8 — Price Range of Shares” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.    Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Offer.

(d) None of the consideration for the Offer will be borrowed. Yahoo will use cash and cash equivalents to fund the Offer. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

Item 8.    Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition and Yahoo is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Recent Developments Relating to the Company; Plans for the Company; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 16, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.

(a)(1)(G)	Summary Advertisement, dated May 16, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated May 16, 2017 announcing the commencement of the Offer.

(b)	None.

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed November 6, 2009).

(d)(2)

Yahoo! Inc. Stock Plan, as amended and restated on April 8, 2014 (and effective June 25, 2014) (previously referred to as the “1995 Stock Plan”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 27, 2014).

(d)(3)

Form of Stock Option Agreement for Executives, including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(C) to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013).

(d)(4)

Form of Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on March 6, 2013).

(d)(5)

Form of Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(R) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(6)

Form of Restricted Stock Unit Award Agreement Letter Amendment between the Company and executives regarding tax withholding elections (incorporated by reference to Exhibit 10.2(P) to our Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(d)(7)

Form of Performance Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2 to our Form 8-K filed with the SEC on March 6, 2013).

(d)(8)

Form of Performance Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(S) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(9)

Form of Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(J) to our Quarterly Report on Form 10-Q filed May 10, 2016).

Exhibit No.	Description

(d)(10)

Form of Performance Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(11)

Form of equity award agreement letter amendment, dated April 10, 2016, between the Company and executives clarifying the definition of “change in control” for purposes of outstanding awards under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(12)

Yahoo! Inc. Directors’ Stock Plan, as amended and restated on October 16, 2014 (and effective January 1, 2015) (previously referred to as the “1996 Directors’ Stock Plan”) (incorporated by reference to Exhibit 10.4(A) to our Quarterly Report on Form 10-Q filed November 7, 2014).

(d)(13)

Form of Director Nonstatutory Stock Option Agreement, including Notice of Grant, under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(B) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(14)

Form of Notice of Restricted Stock Unit Grant and Director Restricted Stock Unit Award Agreement under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(C) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(15)	Yahoo! Inc. Executive Incentive Plan for 2016 (incorporated by reference to Exhibit 10.11(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(16)	Form of Amendment to Executive Severance Agreement (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(17)

Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees, as amended on December 10, 2008 (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K filed February 27, 2009).

(d)(18)

Amendment, dated April 10, 2016, to Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed April 14, 2016).

(d)(19)	Employment Offer Letter, dated July 16, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed July 19, 2012).

(d)(20)	Form of Severance Agreement between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed March 6, 2013).

(d)(21)	Form of Restricted Stock Unit Award Agreement (Retention and Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.22(C) to our Form 10-Q filed August 9, 2012).

(d)(22)

Performance Stock Option Agreement (Retention Grant), including Notice of Grant, dated November 29, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.21(D) to our Annual Report on Form 10-K filed March 1, 2013).

(d)(23)

First Amendment, dated April 14, 2014, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(K) to our Form 10-Q filed May 8, 2014).

(d)(24)

Second Amendment, dated April 17, 2015, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(O) to our Quarterly Report on Form 10-Q filed May 7, 2015).

Exhibit No.	Description

(d)(25)

Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(I) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(26)

Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(J) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(27)

Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(M) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(28)

Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(N) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(29)

Third Amendment, dated March 31, 2016, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(30)

Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(31)

Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(M) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(32)	Employment Offer Letter, dated September 23, 2012, between the Company and Ken Goldman (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed September 26, 2012).

(d)(33)	Employment Offer Letter, dated October 19, 2014, between the Company and Lisa Utzschneider (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K filed February 29, 2016).

(d)(34)	Offer Letter, dated March 10, 2017, between the Company and Arthur Chong (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed March 13, 2017).

(d)(35)	Offer Letter, dated March 10, 2017, between the Company and Thomas J. McInerney (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed March 13, 2017).

(d)(36)	Offer Letter, dated March 10, 2017, between the Company and Alexi A. Wellman (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed March 13, 2017).

(d)(37)	Offer Letter, dated March 10, 2017, between the Company and DeAnn Fairfield Work (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed March 13, 2017).

(d)(38)

Form of Performance Restricted Stock Unit Award Agreement, including Notice of Grant (for certain grants made after the Registrant’s entry into the Stock Purchase Agreement with Verizon), under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(N) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(39)

Resolutions of the Yahoo! Inc. Board of Directors, adopted on March 10, 2017, amending the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(D) to our Quarterly Report on Form 10-Q filed May 9, 2017).

Exhibit No.	Description

(d)(40)

Form of Restricted Stock Unit Award Amendment under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(E) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(41)

Form of Notice of Option Exercise Deadline under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(F) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(42)	Yahoo! Inc. Executive Incentive Plan for 2017 (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(43)

Form of Amendment to Executive Severance Agreement in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.13(C) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(g)	None.

(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAHOO! INC.

By:	/s/Arthur Chong
Name: Arthur Chong
Title: General Counsel & Secretary

Date: May 16, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 16, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.

(a)(1)(G)	Summary Advertisement, dated May 16, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated May 16, 2017 announcing the commencement of the Offer.

(b)	None.

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed November 6, 2009).

(d)(2)

Yahoo! Inc. Stock Plan, as amended and restated on April 8, 2014 (and effective June 25, 2014) (previously referred to as the “1995 Stock Plan”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 27, 2014).

(d)(3)

Form of Stock Option Agreement for Executives, including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(C) to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013).

(d)(4)

Form of Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on March 6, 2013).

(d)(5)

Form of Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(R) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(6)

Form of Restricted Stock Unit Award Agreement Letter Amendment between the Company and executives regarding tax withholding elections (incorporated by reference to Exhibit 10.2(P) to our Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(d)(7)

Form of Performance Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2 to our Form 8-K filed with the SEC on March 6, 2013).

(d)(8)

Form of Performance Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(S) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(9)

Form of Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(J) to our Quarterly Report on Form 10-Q filed May 10, 2016).

Exhibit No.	Description

(d)(10)

Form of Performance Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(11)

Form of equity award agreement letter amendment, dated April 10, 2016, between the Company and executives clarifying the definition of “change in control” for purposes of outstanding awards under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(12)

Yahoo! Inc. Directors’ Stock Plan, as amended and restated on October 16, 2014 (and effective January 1, 2015) (previously referred to as the “1996 Directors’ Stock Plan”) (incorporated by reference to Exhibit 10.4(A) to our Quarterly Report on Form 10-Q filed November 7, 2014).

(d)(13)

Form of Director Nonstatutory Stock Option Agreement, including Notice of Grant, under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(B) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(14)

Form of Notice of Restricted Stock Unit Grant and Director Restricted Stock Unit Award Agreement under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(C) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(15)	Yahoo! Inc. Executive Incentive Plan for 2016 (incorporated by reference to Exhibit 10.11(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(16)	Form of Amendment to Executive Severance Agreement (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(17)

Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees, as amended on December 10, 2008 (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K filed February 27, 2009).

(d)(18)

Amendment, dated April 10, 2016, to Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed April 14, 2016).

(d)(19)	Employment Offer Letter, dated July 16, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed July 19, 2012).

(d)(20)	Form of Severance Agreement between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed March 6, 2013).

(d)(21)	Form of Restricted Stock Unit Award Agreement (Retention and Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.22(C) to our Form 10-Q filed August 9, 2012).

(d)(22)

Performance Stock Option Agreement (Retention Grant), including Notice of Grant, dated November 29, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.21(D) to our Annual Report on Form 10-K filed March 1, 2013).

(d)(23)

First Amendment, dated April 14, 2014, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(K) to our Form 10-Q filed May 8, 2014).

(d)(24)

Second Amendment, dated April 17, 2015, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(O) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(25)

Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(I) to our Quarterly Report on Form 10-Q filed May 8, 2014).

Exhibit No.	Description

(d)(26)

Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(J) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(27)

Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(M) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(28)

Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(N) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(29)

Third Amendment, dated March 31, 2016, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(30)

Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(31)

Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(M) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(32)	Employment Offer Letter, dated September 23, 2012, between the Company and Ken Goldman (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed September 26, 2012).

(d)(33)	Employment Offer Letter, dated October 19, 2014, between the Company and Lisa Utzschneider (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K filed February 29, 2016).

(d)(34)	Offer Letter, dated March 10, 2017, between the Company and Arthur Chong (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed March 13, 2017).

(d)(35)	Offer Letter, dated March 10, 2017, between the Company and Thomas J. McInerney (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed March 13, 2017).

(d)(36)	Offer Letter, dated March 10, 2017, between the Company and Alexi A. Wellman (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed March 13, 2017).

(d)(37)	Offer Letter, dated March 10, 2017, between the Company and DeAnn Fairfield Work (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed March 13, 2017).

(d)(38)

Form of Performance Restricted Stock Unit Award Agreement, including Notice of Grant (for certain grants made after the Registrant’s entry into the Stock Purchase Agreement with Verizon), under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(N) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(39)

Resolutions of the Yahoo! Inc. Board of Directors, adopted on March 10, 2017, amending the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(D) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(40)

Form of Restricted Stock Unit Award Amendment under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(E) to our Quarterly Report on Form 10-Q filed May 9, 2017).

Exhibit No.	Description

(d)(41)

Form of Notice of Option Exercise Deadline under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(F) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(42)	Yahoo! Inc. Executive Incentive Plan for 2017 (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(43)

Form of Amendment to Executive Severance Agreement in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.13(C) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(g)	None.

(h)	None.